UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2006

Commission File Number: 0-30628

ALVARION LTD.
(Translation of registrant’s name into English)

21A Habarzel Street, Tel Aviv 69710, Israel
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐  No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

The following are included in this report on Form 6-K:

Exhibit	Description	Sequential Page Number

1.	Press release on ALVARION’S BREEZEMAX™ STREAMS MULTIMEDIA CONTENT TO MULTIPLE WIMAX DEVICES USING 802.16e TECHNOLOGY dated September 27, 2006	4

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                ALVARION LTD.

Date: September 27, 2006                                   By: /s/ Dafna Gruber
                      Name: Dafna Gruber
                                  Title:   CFO

EXHIBIT 1
Contacts
Dafna Gruber, CFO            Carmen Deville
+972 3 645 6252               +760-517-3188
+760-517-3187
dafna.gruber@alvarion.com         carmen.deville@alvarion.com

FOR IMMEDIATE RELEASE

ALVARION’S BREEZEMAX™ STREAMS
MULTIMEDIA CONTENT TO MULTIPLE WIMAX DEVICES USING 802.16e
TECHNOLOGY

Company Shows Power of New 4Motion™ Mobile WiMAX Solution at WiMAX Forum™
PlugFest

Frederick, Maryland, WiMAX Forum PlugFest, September 27, 2006--Alvarion Ltd. (NASDAQ:ALVR), the world’s leading provider of wireless broadband solutions and specialized mobile networks, today announced that its BreezeMAX system is streaming concurrent multimedia content to multiple third party, end-user devices showing robust quality-of-service, which ultimately enables broadband mobile voice, video, and data services over a single connection.

Employing IEEE 802.16e technology, the company is also demonstrating the power of its new 4Motion WiMAX solution, enabled by its BreezeMAX base stations, at the WiMAX Forum PlugFest. The WiMAX Forum PlugFest, being held at Bechtel laboratories in Frederick, Maryland this week, is an opportunity for vendors to prove 802.16e interoperability of chips, systems, and end user devices for mobile WiMAX services before entering the official certification labs.

“The WiMAX Forum PlugFest is helping to reduce customer confusion and what it means to be WiMAX Forum Certified,” said Adlane Fellah, CEO and founder of Maravedis, Inc.  “It is an important next step in resolving 802.16e interoperability between vendor equipments. As the market leader in this space, in terms of market share and deployments, Alvarion is in a great position to deliver interoperable services with its 4Motion solution.”

Vendors are considered to be interoperable after demonstrating the ability to exchange data packets with two or more other vendors. Equipment interoperability is a precursor to a mass market for WiMAX devices and services providing compelling economics to service providers and end users.

“Interoperability is critical for vendors of WiMAX solutions,” said Rudy Leser, Alvarion's corporate vice president strategy and marketing. “Achieving this technology breakthrough, along with our ongoing partnerships and strategic trials surrounding 802.16e, shows our continuing market leadership in mobile WiMAX systems. And delivering multimedia content over WiMAX, while working towards WiMAX Forum certification, moves us ever closer to enabling the provision of Personal Broadband services worldwide.”

Alvarion now has more than 180 BreezeMAX deployments worldwide and has already performed successful interoperability tests with various mobile end user devices, including in an Alvarion-led private plugfest held this past June.

4Motion is a complete, end-to-end mobile WiMAX solution incorporating advanced radio technologies, QoS mechanisms, IP mobility core components, and multimedia subsystems along with subscriber terminals, an OMC and backend interfaces. Employing software defined radio (SDR), beam forming, multi-in multi-out (MIMO), dynamic bandwidth allocation, and scaleable OFDMA technologies, 4Motion and BreezeMAX offer service providers greater coverage, capacity, and flexibility in their mobile WiMAX deployments along with improved economics.

About Alvarion

With more than 2 million units deployed in 150 countries, Alvarion is the world’s leading provider of innovative wireless network solutions enabling personal broadband services to improve lifestyles and productivity with portable and mobile data, VoIP, video and other applications. Providing systems to carriers, ISPs and private network operators, the company also supplies solutions to extend coverage of GSM networks to developing countries and other hard to serve areas.

Leading the WiMAX market with the most widely deployed WiMAX system in the world, Alvarion has the most extensive networks deployments and proven product portfolio in the industry covering the full range of frequency bands with both fixed and mobile solutions. Alvarion’s products enable the delivery of business and residential broadband access, corporate VPNs, toll quality telephony, mobile base station feeding, hotspot coverage extension, community interconnection, public safety communications, and mobile voice and data. Alvarion works with several global OEM providers and more than 200 local partners to support its diverse global customer base in solving their last-mile challenges.

As a wireless broadband pioneer, Alvarion has been driving and delivering innovations for more than 10 years from core technology developments to creating and promoting industry standards. Leveraging its key roles in the IEEE and HiperMAN standards committees and experience in deploying OFDM-based systems, the company's prominent work in the WiMAX Forum™ is focused on increasing the widespread adoption of standards-based products in the wireless broadband market and leading the entire industry to mobile WiMAX solutions.

For more information, visit Alvarion’s World Wide Web site at www.alvarion.com

This press release contains forward -looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on the current expectations or beliefs of Alvarion’s management and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward -looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: inability to further identify, develop and achieve success for new products, services and technologies; increased competition and its effect on pricing, spending, third-party relationships and revenues; as well as the in ability to establish and maintain relationships with commerce, advertising, marketing, and technology providers and other risks detailed from time to time in filings with the Securities and Exchange Commission.

Information set forth in this press release pertaining to third parties has not been independently verified by Alvarion and is based solely on publicly available information or on information provided to Alvarion by such third parties for inclusion in this press release. The web sites appearing in this press release are not and will not be included or incorporated by reference in any filing made by Alvarion with the Securities and Exchange Commission, which this press release will be a part of.

You may request Alvarion's future press releases or a complete Investor Kit by contacting

Carmen Deville, Investor Relations: carmen.deville@alvarion.com or +1-650.31